Griffin Land & Nurseries, Inc.	Griffin Land & Nurseries, Inc. One Rockefeller Plaza New York, NY 10020	Phone: (212) 218-7910 FAX: (212) 218-7917

August 2, 2005

VIA EDGAR

Nilimah N. Shah
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re: Griffin Land & Nurseries Inc.
Item 4.02 Form 8-K
Filed July 26, 2005
File No. 1-12879

Dear Ms. Shah:

This letter sets forth the response of Griffin Land & Nurseries Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filing received by letter dated July 27, 2005. For your convenience, we have set forth the Staff’s comments immediately preceding our response.

Staff Comments:

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements.

We remind you that when you file your restated Form 10-K/A, you should appropriately address the following:
•	an explanatory paragraph in the reissued audit opinion,
•	full compliance with APB 20, paragraphs 36 and 37,
•	fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,
•	updated Item 9A disclosures should include the following:
o	a discussion of the restatement and the facts and circumstances surrounding it,
o	how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures,
o	changes to internal controls over financial reporting, and
o	anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
Refer to Items 307 and 308(c) of Regulation S-K.
•	updated certifications.

Response:

The Company acknowledges the Staff’s comments and is evaluating them as part of its preparation of the restated Form 10-K/A.

* * * * *

Pursuant to your request, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to these responses or other matters, please call the undersigned at (212) 218-7910.

Very truly yours,

/s/ Frederick M. Danziger
Frederick M. Danziger
President, Chief Executive Officer